Exhibit 99.121

ENERGY FUELS INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON WEDNESDAY, OCTOBER 30, 2013

MANAGEMENT INFORMATION CIRCULAR
SEPTEMBER 24, 2013

ENERGY FUELS INC.

NOTICE OF SPECIAL MEETING
OF SHAREHOLDERS TO BE HELD ON
WEDNESDAY, OCTOBER 30, 2013

TO THE HOLDERS OF COMMON SHARES:

Notice is hereby given that a special meeting (the “Meeting”) of the holders of common shares of Energy Fuels Inc. (the “Corporation”) will be held at the offices of Borden Ladner Gervais LLP, 44th Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada, M5H 3Y4 on Wednesday, October 30, 2013 at 2:00 pm (Toronto time) for the following purposes:

1.

to consider and, if thought advisable, pass a special resolution authorizing an amendment to the articles of the Corporation providing that the Corporation’s issued and outstanding common shares be consolidated on the basis of one (1) post-consolidation common share for up to every fifty (50) existing common shares, as more particularly described in the management information circular of the Corporation dated September 24, 2013 (the “Circular”); and

2.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

Shareholders who cannot attend the Meeting in person may vote by proxy. Instructions on how to complete and return the proxy are provided with the proxy form and are described in the Circular. To be valid, proxies must be received by CST Trust Company by mail at c/o Cover-All, P. O. Box 721, Agincourt, Ontario, Canada, M1S 0A1 or by fax to 1-866-781-3111 (toll free) or 416-368-2502, or by email at proxy@canstockta.com no later than 5:00 p.m. (Toronto time) on October 28, 2013, or if the Meeting is adjourned, no later than 10:00 a.m. (Toronto time) on the last business day preceding the day to which the Meeting is adjourned.

Dated this 24th day of September, 2013.

BY ORDER OF THE BOARD

(signed) “Stephen P. Antony”
Stephen P. Antony, President
and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR OF ENERGY FUELS INC.

TABLE OF CONTENTS

GLOSSARY OF TERMS	1
GENERAL INFORMATION	2
Cautionary Statement Regarding Forward-Looking Information and Statements	2
GENERAL PROXY INFORMATION	2
Appointment and Revocation of Proxies	2
Voting of Shares Represented by Management Proxies	3
Voting by Non-Registered Shareholders	3
Distribution of Meeting Materials to Non-Objecting Beneficial Owners	4
INFORMATION CONTAINED IN THIS CIRCULAR	4
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	4
SHARE CONSOLIDATION	5
Reasons for the Share Consolidation	6
Share Certificates	7
Risk Factors Associated with the Share Consolidation	7
Effects of the Share Consolidation on the EFI Common Shares	8
Procedure for Implementing the Share Consolidation	8
No Dissent Rights	8
U.S. Federal Income Tax Considerations	8
Share Consolidation Resolution	9
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	9
ADDITIONAL INFORMATION	9
DIRECTORS’ APPROVAL	9
SCHEDULE A – SHARE CONSOLIDATION RESOLUTION	A-1

GLOSSARY OF TERMS

Unless the context indicates otherwise, the following terms shall have the meanings set out below when used in this Circular.

“Circular” means this management information circular of the Corporation, including the Notice of Meeting and all schedules attached hereto and all amendments thereof;

“Consolidated EFI Shares” means the common shares in the capital of the Corporation after giving effect to the Share Consolidation;

“EFI” or the “Corporation” means Energy Fuels Inc., a corporation existing under the laws of Ontario;

“EFI Board” means the board of directors of EFI;

“EFI Common Shares” means, prior to the Share Consolidation becoming effective, the Existing EFI Shares, and after the Share Consolidation becomes effective, the Consolidated EFI Shares;

“EFI Shareholders” means the holders of EFI Common Shares;

“Existing EFI Shares” means the issued and outstanding common shares in the capital of EFI as constituted on the date hereof (and, without limiting the generality of the foregoing, before giving effect to the Share Consolidation);

“Meeting” means the special meeting of EFI Shareholders to be held on October 30, 2013, and any adjournment thereof;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects adopted by the Canadian Securities Administrators;

“NI 54-101” means National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer adopted by the Canadian Securities Administrators;

“Notice of Meeting” means the notice of the special meeting of EFI Shareholders delivered to EFI Shareholders forming part of this Circular;

“OBCA” means the Business Corporations Act (Ontario);

“Record Date” means the close of business on September 24, 2013, being the time for determining EFI Shareholders entitled to vote at the Meeting;

“SEDAR” means the System for Electronic Document Analysis and Retrieval located at www.sedar.com;

“Share Consolidation” means the proposed share consolidation of the Existing EFI Shares on the basis of the Share Consolidation Ratio, as described below under “Share Consolidation”;

“Share Consolidation Ratio” means the basis upon which the Existing EFI Shares will be consolidated into Consolidated EFI Shares, which, if the Share Consolidation Resolution is passed, shall be fixed by the EFI Board, provided that the Share Consolidation Ratio shall not be greater than fifty (50) Existing EFI Shares for one (1) Consolidated EFI Share;

“Share Consolidation Resolution” means the special resolution of the EFI Shareholders to be considered at the Meeting with respect to the Share Consolidation, the proposed form of which is attached as Schedule A to this Circular; and

“TSX” means the Toronto Stock Exchange.

GENERAL INFORMATION

The information contained in this Circular is furnished in connection with the solicitation of proxies to be used at the special meeting of EFI Shareholders to be held at the office of Borden Ladner Gervais LLP, 44th Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario on Wednesday, October 30, 2013 at 2:00 p.m. (Toronto time), and at any adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by directors, officers or regular employees of EFI. The solicitation of proxies by this Circular is being made by or on behalf of the management of EFI. The total cost of the solicitation will be borne by EFI.

Unless otherwise noted, all information contained in this Circular is as of September 24, 2013.

Cautionary Statement Regarding Forward-Looking Information and Statements

This Circular contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian securities legislation and U.S. securities laws. These statements relate to future events or the future activities or future performance of EFI. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements are typically identified by words such as: “believe”, “expect”, “anticipate”, “intend”, “estimate”, “may”, “postulate”, “plans” and similar expressions, or which by their nature refer to future events.

Although EFI believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Inherent in forward-looking statements are risks and uncertainties beyond EFI’s ability to predict or control, including, but not limited to, the risks identified under “Risk Factors Associated with the Share Consolidation” in this Circular.

EFI cautions shareholders that any forward-looking statements by EFI are not guarantees of future performance, and that actual results are likely to differ, and may differ materially, from those expressed or implied by forward-looking statements contained or incorporated by reference in this Circular. Such statements are based on a number of assumptions which may prove incorrect, including, but not limited to, assumptions about the completion of the Share Consolidation and assumptions that form a basis for or underlie the reasons for the Share Consolidation identified under “Share Consolidation: Reasons for the Share Consolidation.” In addition, forward-looking information contained herein is based on certain assumptions and involves risks related to the Share Consolidation and the business and operations of EFI following the Share Consolidation. Although EFI has attempted to identify important factors that could cause actions, events or results to differ materially from those described in forward-looking statements in this Circular, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information.

All of the forward-looking statements made in this Circular are qualified by these cautionary statements. These forward-looking statements are made as of the date hereof, and EFI does not intend and does not assume any obligation, to update these forward-looking statements, except as required by Applicable Securities Law. For the reasons set forth above, shareholders should not attribute undue certainty to or place undue reliance on forward-looking statements.

GENERAL PROXY INFORMATION

Appointment and Revocation of Proxies

The persons named in the form of proxy accompanying this Circular are officers and/or directors of EFI.

An EFI Shareholder has the right to appoint a person other than the persons specified in such form of proxy and who need not be an EFI Shareholder to attend and act for and on behalf of the EFI

Shareholder at the Meeting. Such right may be exercised by striking out the names of the persons specified in the proxy, inserting the name of the person to be appointed in the blank space provided in the proxy, signing the proxy and returning it in the reply envelope in the manner set forth in the accompanying Notice of Meeting.

An EFI Shareholder who has given a proxy may revoke it by an instrument in writing, including another completed form of proxy, executed by the EFI Shareholder or its attorney authorized in writing, deposited at the registered office of EFI, or at the offices of CST Trust Company by mail at c/o Cover-All, P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1 or by fax to 1-866-781-3111 (toll free) or 416-368-2502 or by email at proxy@canstockta.com, up to 5:00 p.m. (Toronto time) on October 28, 2013, or if the Meeting is adjourned, no later than 10:00 a.m. (Toronto time) on the last business day preceding the day to which the Meeting is adjourned, or in any other manner permitted by law.

Voting of Shares Represented by Management Proxies

The persons named in the enclosed form of proxy will vote the EFI Common Shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions thereon. In the absence of such instructions, such shares will be voted in favour of each of the matters referred to herein.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to other matters, if any, which may properly come before the Meeting. At the date of this Circular, the management of EFI knows of no such amendments, variations, or other matters to come before the Meeting. However, if any other matters which are not known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgement of the named proxy holder.

Voting by Non-Registered Shareholders

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, EFI Common Shares owned by a person (a “non-registered owner”) are registered either (a) in the name of an intermediary (an “Intermediary”) that the non-registered owner deals with in respect of the EFI Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans); or (b) in the name of a clearing agency, such as The Canadian Depository for Securities Limited (“CDS”), of which the Intermediary is a participant. In accordance with the requirements of NI 54-101, EFI has distributed copies of the Circular and the accompanying Notice of Meeting together with the form of proxy (collectively, the “Meeting Materials”) (i) directly to non-registered owners who have advised their Intermediary that they do not object to the Intermediary providing their ownership information to issuers whose securities they beneficially own (“NOBOs”), and (ii) to the clearing agencies and Intermediaries for onward distribution to non-registered owners who have advised their Intermediary that they object to the Intermediary providing their ownership information (“OBOs”).

Intermediaries are required to forward the Meeting Materials to OBOs unless an OBO has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to OBOs. Generally, OBOs who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number and class of securities beneficially owned by the OBO but which is not otherwise completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered owner when submitting the proxy. In this case, the OBO who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified; or

(b)

be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute voting instructions (often called a “Voting Instruction Form”) which the Intermediary must follow. Typically the non-registered owner will also be given a page of instructions which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a Voting Instruction Form, the non-registered owner must remove the label from the instructions and affix it to the Voting Instruction Form, properly complete and sign the Voting Instruction Form and submit it to the Intermediary or its services company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit non-registered owners to direct the voting of the EFI Common Shares they beneficially own. Should a non-registered owner who receives either form of proxy wish to vote at the Meeting in person, the non-registered owner should strike out the persons named in the form of proxy and insert the non-registered owner’s name in the blank space provided. Non-registered owners should carefully follow the instructions of their Intermediary including those regarding when and where the form of proxy or Voting Instruction Form is to be delivered.

Distribution of Meeting Materials to Non-Objecting Beneficial Owners

These Meeting Materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and EFI or its agent has sent these materials directly to you, your name and address and information about your holdings of EFI Common Shares, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

By choosing to send these materials to you directly, EFI (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

INFORMATION CONTAINED IN THIS CIRCULAR

The information contained in this Circular is given as at September 24, 2013, except where otherwise noted is given as of the dates noted therein. No person has been authorized to give any information or to make any representation in connection with the matters described herein other than those contained in this Circular and, if given or made, any such information or representation should be considered not to have been authorized by EFI.

This Circular does not constitute the solicitation of an offer to purchase, or the making of an offer to sell, any securities or the solicitation of a proxy by any person in any jurisdiction in which such solicitation or offer is not authorized or in which the person making such solicitation or offer is not qualified to do so or to any person to whom it is unlawful to make such solicitation or offer.

Information contained in this Circular should not be construed as legal, tax or financial advice, and EFI Shareholders are urged to consult their own professional advisors in connection therewith.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized capital of EFI consists of an unlimited number of Existing EFI Shares, an unlimited number of Preferred Shares issuable in series, and an unlimited number of Series A Preferred Shares. As of the Record Date, being the close of business on September 24, 2013, the Corporation had issued and outstanding 949,860,428 Existing EFI Shares, nil Preferred Shares and nil Series A Preferred Shares. EFI made a list of all persons who are registered holders of Existing EFI Shares as of the Record Date, being the close of business on September 24, 2013, and the number of Existing EFI Shares registered in the name of each person on that date. Each EFI Shareholder as of the Record Date is entitled to one vote for each Existing EFI Share registered in his or her name as it appears on the list on all matters which come before the Meeting.

To the knowledge of the directors and senior officers of EFI, as of the Record Date no person or company beneficially owns, directly or indirectly, or controls securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of EFI entitled to be voted at the Meeting.

SHARE CONSOLIDATION

At the Meeting, EFI Shareholders will be asked to consider, and if deemed appropriate, approve, the Share Consolidation Resolution authorizing an amendment to the Corporation’s articles to consolidate the issued and outstanding EFI Common Shares on the basis of the Share Consolidation Ratio. The Share Consolidation Resolution authorizes the EFI Board to determine the Share Consolidation Ratio, provided that the Share Consolidation Ratio shall not be greater than fifty (50) Existing EFI Shares for one (1) Consolidated EFI Share. No fractional shares will be issued under the Share Consolidation. If the Share Consolidation would otherwise result in an EFI Shareholder holding a fractional Consolidated EFI Share, the number of Consolidated EFI Shares to be issued to such EFI Shareholder shall be rounded up to the next higher whole number if the fraction is 0.5 or greater, and rounded down to the next lower whole number if the fraction is less than 0.5.

The Share Consolidation is subject to regulatory approval, including approval of the TSX. As a condition to the approval of a consolidation of shares listed for trading on the TSX, the TSX requires, among other things, that the Corporation must meet, post-consolidation, the continued listing requirements contained in Part VII of the TSX Company Manual. Specifically, the Corporation’s securities may be delisted if: (a) the market value of listed issued securities is less than $3,000,000 over any period of 30 consecutive trading days; or (b) the market value of the Corporation’s freely-tradable, publicly held securities is less than $2,000,000 over any period of 30 consecutive trading days; or (c) the number of freely-tradable, publicly held securities is less than 500,000; or (d) the number of public security holders, each holding a board lot or more, is less than 150.

If the Share Consolidation Resolution is approved, the EFI Board will determine when and if the Articles of Amendment giving effect to the Share Consolidation would be filed, and shall determine the Share Consolidation Ratio. No further action on the part of Shareholders would be required in order for the EFI Board to implement the Share Consolidation.

Notwithstanding approval of the proposed Share Consolidation by EFI Shareholders, the EFI Board, in its sole discretion, may delay implementation of the Share Consolidation or revoke the Share Consolidation Resolution and abandon the Share Consolidation without further approval or action by or prior notice to EFI Shareholders.

If the EFI Board does not implement the Share Consolidation prior to the next annual meeting of EFI Shareholders, the authority granted by the special resolution to implement the Share Consolidation on these terms would lapse and be of no further force or effect.

At the special meeting of shareholders held on August 13, 2013, EFI Shareholders passed a special resolution authorizing an amendment to the Corporation’s articles to consolidate the issued and outstanding EFI Common Shares on the basis of up to twenty (20) Existing EFI Shares for one (1) post-consolidation EFI Common Share (the “Previous Consolidation Resolution”). The EFI Board has not yet implemented the share consolidation authorized by the Previous Consolidation Resolution. If the Share Consolidation Resolution is approved at the Meeting, the Previous Consolidation Resolution shall be rescinded.

Reasons for the Share Consolidation

The EFI Board believes that it is in the best interests of the Corporation and the Corporation's shareholders to reduce the number of outstanding EFI Common Shares by way of the Share Consolidation, because it will facilitate a listing on a recognized US stock exchange (a “US Exchange”) and also position the EFI Common Shares in the best possible manner to attract investor interest from the United States, Canada and other jurisdictions. While the twenty (20) Existing EFI Shares for one (1) Consolidated EFI Share ratio approved under the Previous Consolidation Resolution would be adequate to facilitate a listing on a US Exchange, EFI believes that a Share Consolidation Ratio of up to fifty (50) Existing EFI Shares for one (1) Consolidated EFI Share will be required to also achieve the second objective of positioning the EFI Common Shares in the best possible manner to attract investor interest from the United States and elsewhere, for the reasons discussed below.

Listing on US Exchange

The Corporation expects to pursue a listing of the EFI Common Shares on a US Exchange, and must effect a consolidation of the EFI Common Shares to achieve the minimum share trading price required to satisfy listing requirements. Most of the US-focused uranium production and development companies are listed on a US Exchange, and EFI believes that such US-listed companies generally have better access to US institutional and retail investors and have relatively better overall trading liquidity compared to EFI. Therefore, EFI believes that the Corporation and its shareholders will benefit from listing the EFI Common Shares on a US Exchange.

EFI also believes that any potential listing of the EFI Common Shares on a US Exchange would increase the visibility of the Corporation’s strategic position within the US. The Corporation is the second largest producer of uranium within the US (based on EFI’s production outlook for the current fiscal year) and has significant NI 43-101 compliant uranium resources located in the US. The US is currently the largest consumer of uranium in the world, yet is heavily dependent on imported uranium for over 90% of its supply requirements. EFI management believes that, following the near-term completion of the Russia-US Highly Enriched Uranium agreement which currently provides the US with approximately half of its imported uranium, the strategic importance of EFI’s asset base will increase.

Positioning the EFI Common Shares in the Best Possible Manner to Attract Investor Interest

EFI, in connection with any potential listing on a US Exchange, would like to position the EFI Common Shares in a manner such that the EFI Common Shares are accessible by the broadest possible investor audience. EFI believes that it is uniquely positioned relative to other publicly-traded US uranium companies and other publicly-traded uranium producers, and that EFI may be particularly appealing to various types of investors who may, among other things, be considering growth-oriented investments in the uranium and nuclear power sectors. EFI management believes that, compared to other publicly-traded uranium producers with existing significant production operations, the Corporation (over time and as market conditions warrant) has unmatched production growth potential. EFI management believes that this is an important consideration for investors who want to own a current uranium producer that has the ability to substantially increase production over time as market conditions for uranium improve. Following various discussions with a number of US investment banks, US institutional investors and US retail investors regarding any potential listing on the US Exchange, EFI noted a generally consistent view that US-listed companies with common share prices above US$5.00 generally enjoy greater access to a broader investor base. As an example of the importance of the US$5.00 per share price threshold, under US Securities and Exchange Commission rules, broker-dealers are prohibited from effecting transactions in "penny stocks," which are generally securities issued by smaller companies that trade at less than US$5.00 per share, unless the broker-dealer complies with additional disclosure and other requirements. The Corporation does not want the EFI Common Shares to be perceived as a “penny stock” within the US by any potential subset of investors as it could impact the marketability of the EFI Common Shares to those investors. EFI believes it is important to position EFI and its shareholders to get the maximum possible benefit from a listing on a US Exchange and that the proposed Share Consolidation would provide this maximum possible benefit by allowing the Post Consolidation Shares to trade at greater than US$5.00 and thereby eliminating the potential that the EFI Common Shares will be perceived as a “penny stock” by certain US and/or other investors. The EFI Board will set the Share Consolidation Ratio at the time of implementation of the Share Consolidation based on the EFI Board’s expectation of the Share Consolidation Ratio required at that time to achieve these objectives, which may be less than the maximum Share Consolidation Ratio of 50 to 1.

Other potential benefits of the Share Consolidation to EFI Shareholders include:

Potentially Less Volatility in Price Levels on a Percentage Basis

Higher price levels for Consolidated EFI Shares could result in less volatility in the price levels of the EFI Common Shares on a percentage basis.

Reduction of Shareholder Transaction Costs

Investors may benefit from relatively lower trading costs associated with a higher Consolidated EFI Share price. It is likely that many investors pay commissions based on the number of EFI Common Shares traded when they buy or sell EFI Common Shares. If the Consolidated EFI Share price were higher, investors may pay lower commissions to trade a fixed dollar amount of Consolidated EFI Shares than they would if they traded the same dollar amount of Existing EFI Shares.

Improved Trading Liquidity

The combination of potentially lower transaction costs and increased access to a larger pool of investors may ultimately improve the trading liquidity of the Consolidated EFI Shares.

Share Certificates

No delivery of a certificate evidencing a Consolidated EFI Share will be made to an EFI Shareholder until the EFI Shareholder has surrendered the issued certificates representing its Existing EFI Shares. Until surrendered, each certificate formerly representing Existing EFI Shares shall be deemed for all purposes to represent the number of Consolidated EFI Shares to which the holder is entitled as a result of the Share Consolidation.

Non-registered EFI Shareholders, holding their Existing EFI Shares through a bank, broker, intermediary or other nominee should note that such banks, brokers, intermediaries or other nominees may have various procedures for processing the Share Consolidation. If an EFI Shareholder holds Existing EFI Shares with such a bank, broker, intermediary or other nominee and has any questions in this regard, the EFI Shareholder is encouraged to contact its nominee.

Risk Factors Associated with the Share Consolidation

Decline in Market Capitalization

There are numerous factors and contingencies that could affect the prices of Existing EFI Shares and Consolidated EFI Shares, including the Corporation’s reported financial results in future periods, and general economic, geopolitical, stock market and industry conditions. Accordingly, the market price of the Consolidated EFI Shares may not be sustainable at the direct arithmetic result of the Share Consolidation, and may be lower. If the market price of the Consolidated EFI Shares is lower than it was before the Share Consolidation on an arithmetic equivalent basis, the Corporation’s total market capitalization (the aggregate value of all EFI Common Shares at the then market price) after the Share Consolidation may be lower than before the Share Consolidation.

Potential for Adverse Effect on the Liquidity of the EFI Common Shares

If the Share Consolidation is implemented and the market price of the Consolidated EFI Shares declines, the percentage decline may be greater than would occur in the absence of the Share Consolidation. The market price of the Consolidated EFI Shares will, however, also be based on the Corporation’s performance and other factors, which are unrelated to the number of EFI Common Shares outstanding.

Furthermore, the liquidity of the Consolidated EFI Shares could be adversely affected by the reduced number of Consolidated EFI Shares that would be outstanding after the Share Consolidation.

No Fractional Shares to be Issued

No fractional Consolidated EFI Shares will be issued in connection with the Share Consolidation and, in the event that an EFI Shareholder would otherwise be entitled to receive a fractional Consolidated EFI Share upon the Share Consolidation, such fraction will be rounded up or down to the nearest whole number.

The Share Consolidation may result in some EFI Shareholders owning “odd lots” of less than a board lot of 100 Consolidated EFI Shares on a post-consolidation basis. “Odd lots” may be more difficult to sell, or require greater transaction costs per Consolidated EFI Share to sell, than Consolidated EFI Shares held in “board lots” of even multiples of 100 Consolidated EFI Shares.

Effects of the Share Consolidation on the EFI Common Shares

The Consolidation Ratio will be the same for all EFI Common Shares. Except for any variances attributable to the rounding up and down of fractional shares, the change in the number of issued and outstanding EFI Common Shares that will result from the Share Consolidation will cause no change in the capital attributable to the EFI Common Shares and will not materially affect any EFI Shareholder’s percentage ownership in the Corporation, even though such ownership will be represented by a smaller number of Consolidated EFI Shares.

In addition, the Share Consolidation will not materially affect any EFI Shareholder’s proportionate voting rights. Each Consolidated EFI Share outstanding after the Share Consolidation will have the same rights and privileges as the Existing EFI Shares.

The principal effect of the Share Consolidation will be that the number of EFI Common Shares issued and outstanding will be reduced from 949,860,428 Existing EFI Shares as of September 24, 2013 to approximately 18,997,209 Consolidated EFI Shares (assuming that the maximum Share Consolidation Ratio of 50 to 1 is implemented by the EFI Board). The implementation of the Share Consolidation would not affect the total shareholders’ equity of the Corporation or any components of shareholders’ equity as reflected on the Corporation’s financial statements except to change the number of issued and outstanding EFI Common Shares to reflect the Share Consolidation.

Procedure for Implementing the Share Consolidation.

If the Share Consolidation Resolution is approved by EFI Shareholders and the EFI Board decides to implement the Share Consolidation, the Corporation will file Articles of Amendment with the Director under the OBCA in the form prescribed by the OBCA to amend the Corporation’s Articles. The Share Consolidation will become effective as specified in the articles of amendment and the certificate of amendment issued by the Director under the OBCA.

No Dissent Rights

Under the OBCA, EFI Shareholders do not have dissent and appraisal rights with respect to the proposed Share Consolidation.

U.S. Federal Income Tax Considerations

An EFI Shareholder taxable in the U.S. generally will not recognize gain or loss on the Share Consolidation. In general, the aggregate tax basis of the Consolidated EFI Shares received will be equal to the aggregate tax basis of the Existing EFI Shares exchanged therefor, and the holding period of the Consolidated EFI Shares received will include the holding period of the Existing EFI Shares exchanged.

SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE SHARE CONSOLIDATION TO THEM, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE AND LOCAL, FOREIGN AND OTHER TAX LAWS.

CIRCULAR 230 WARNING: NOTHING HEREIN MAY BE USED BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY PENALTIES THAT MAY BE IMPOSED UNDER THE INTERNAL REVENUE CODE OF 1986, AS AMENDED. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER’S PARTICULAR CIRCUMSTANCE FROM AN INDEPENDENT TAX ADVISOR.

Share Consolidation Resolution

The text of the Share Consolidation Resolution which will be submitted to EFI Shareholders at the Meeting is set forth in Schedule A attached to this Circular. To be effective the Share Consolidation must be approved by not less than two-thirds (66⅔%) of the votes cast by holders of EFI Common Shares present in person or represented by proxy and entitled to vote at the Meeting. For the reasons indicated above, the EFI Board and management of the Corporation believe that the proposed Share Consolidation is in the best interests of the Corporation and, accordingly, the EFI Board unanimously recommends that EFI Shareholders vote FOR the Share Consolidation Resolution. Unless otherwise directed, the persons named in the enclosed instrument of proxy intend to vote in favour of the Share Consolidation Resolution.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, no insider of EFI has any material interest in any transactions involving EFI since the commencement of the last financial year or in any proposed transaction which has materially affected or would affect EFI.

ADDITIONAL INFORMATION

Additional information relating to EFI may be found under EFI’s profile on SEDAR at www.sedar.com. Financial information is provided in EFI’s comparative financial statements and MD&A for its most recently completed financial year which are available on SEDAR or can be received upon written request to EFI.

DIRECTORS’ APPROVAL

The board of directors of EFI has approved the contents and the sending of this Circular.

DATED this 24th day of September, 2013.

BY ORDER OF THE BOARD

(signed) “Stephen P. Antony”
Stephen P. Antony, President
and Chief Executive Officer

SCHEDULE A – SHARE CONSOLIDATION RESOLUTION

SPECIAL RESOLUTION OF THE SHAREHOLDERS OF ENERGY FUELS INC.
(the “Corporation”)

BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.	The Corporation is hereby authorized to amend its articles of incorporation to provide that:

(a)

the authorized capital of the Corporation is altered by consolidating all of the issued and outstanding common shares of the Corporation on the basis (the “Share Consolidation Ratio”) that such number of pre-consolidation common shares as shall be determined by the Board of Directors of the Corporation shall be consolidated into one post- consolidation common share, provided that the Share Consolidation Ratio shall not exceed fifty (50) pre-consolidation common shares for one (1) post-consolidation common share;

(b)

in the event that the Share Consolidation Ratio would otherwise result in the issuance to any shareholder of a fractional post-consolidation common share, no fractional post- consolidation common shares shall be issued and the number of post-consolidation common shares issuable to such shareholder shall be rounded up to the next higher whole number if the fraction is 0.5 or greater, and rounded down to the next lower whole number if the fraction is less than 0.5; and

(c)

the effective date and time of such consolidation shall be the date and time shown in the articles of amendment and certificate of amendment issued by the Director appointed under the Business Corporations Act (Ontario) or such other date and time indicated in the articles of amendment provided that, in any event, such date shall be prior to the next annual meeting of Shareholders.

2.

Any director or officer of the Corporation is hereby authorized and directed for and in the name of and on behalf of the Corporation to execute, or to cause to be executed, whether under the corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such other documents and instruments, and to do or cause to be done all such other acts and things as, in the opinion of such director or officer, may be necessary or desirable in order to carry out the intent of this special resolution, including, without limitation, the determination of the effective date and time of the consolidation and the delivery of articles of amendment in the prescribed form to the Director appointed under the Business Corporations Act (Ontario), the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination.

3.

Notwithstanding the foregoing, the directors of the Corporation are hereby authorized, without further approval of or notice to the Shareholders of the Corporation, to revoke this special resolution at any time before a certificate of amendment is issued by the Director.

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